Exhibit 99.1

China Jo-Jo Drugstores Regains Compliance with Nasdaq Minimum Bid Price Requirement

HANGZHOU, China, April 27, 2022 /PRNewswire/ -- China Jo-Jo Drugstores, Inc. (NASDAQ: CJJD) ("Jo-Jo Drugstores" or the "Company"), a leading online and offline retailer, wholesale distributor of pharmaceutical and other healthcare products and healthcare provider in China, today announced that it received a letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) on April 25, 2022, notifying the Company that it has regained compliance with the Nasdaq Capital Market’s minimum bid price requirement and the matter is closed.

On July 26, 2021, the Company was first notified by Nasdaq its failure to maintain a minimum bid price of $1.00 per share for 30 consecutive trading days under Nasdaq Listing Rules 5550(a)(2) and 5810(c)(3)(A), and was given its first 180-day extension, or until January 24, 2022 to regain compliance. On January 25, 2022, the Company received a second 180-day extension from Nasdaq or until July 25, 2022 to regain compliance. Effective April 7, 2022, the Company effected a 1-for-12 reverse stock split.

The letter dated April 25, 2022 the Company received from Nasdaq noted that as of April 22, 2022, the Company evidenced a closing bid price of its ordinary shares at or greater than the $1.00 per share minimum requirement for the last 11 consecutive business days, from April 7, 2022 through April 22, 2022. Nasdaq stated that accordingly, Jo-Jo Drugstores has regained compliance with Nasdaq Marketplace Rule 5550(a)(2) and the matter is closed.

About China Jo-Jo Drugstores, Inc.

China Jo-Jo Drugstores, Inc. ("Jo-Jo Drugstores" or the "Company"), is a leading online and offline retailer and wholesale distributor of pharmaceutical and other healthcare products and a provider of healthcare services in China. Jo-Jo Drugstores currently operates an online pharmacy and retail drugstores with licensed doctors on site for consultation, examination and treatment of common ailments at scheduled hours. It is also a wholesale distributor of products similar to those carried in its pharmacies. For more information about the Company, please visit http://jiuzhou360.com. The Company routinely posts important information on its website.

Forward-Looking Statements

This press release contains information about the Company's view of its future expectations, plans and prospects that constitute forward-looking statements. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of products and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. The Company's encourages you to review other factors that may affect its future results in the Company's annual reports and in its other filings with the Securities and Exchange Commission.

For more information, please contact:

Company Contact:

Frank Zhao

Chief Financial Officer

+86-571-88077108

frank.zhao@jojodrugstores.com

Investor Relations Contact:

Tina Xiao

Ascent Investor Relations LLC

+1-917-609-0333

tina.xiao@ascent-ir.com